LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 6, 2025

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226

Dear Ms. Hamilton:

This letter responds to comments you provided telephonically on February 7, 2025 in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings filed by the Trust and its series. Specifically, this letter responds to comments pertaining to the Annual Shareholder Report on Form N-CSR for the Dividend Performers ETF and Preferred-Plus ETF (each, a “Fund” and collectively, the “Funds”) for the fiscal year ended September 30, 2024, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2024. Each Staff comment is set forth below followed by the Trust’s response to such comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

Comment 1.Please confirm each Fund’s compliance with Rule 6c-11(c)(1)(vi) under the Investment Company Act of 1940 (the “1940 Act”).

Response:    The Trust confirms that neither Fund has had a premium or discount greater than 2% for more than seven consecutive trading days.

Comment 2.The Staff notes that each Fund seeks to maintain relatively stable quarterly distributions. The Staff further notes that the Dividend Performers ETF paid a distribution consisting of a return of capital for the year ended September 30, 2024. Going forward, please include in the Fund’s tailored shareholder report (i) a discussion of the extent to which the Fund’s distribution policy had an impact on the implementation of the Fund’s principal investment strategies consistent with Item 27A(d)(3) of Form N-1A, and (ii) a statement that a reduction in cost basis may result in higher taxes in the future.

Response:    The Trust confirms this disclosure will be included in the Dividend Performers ETF’s future tailored shareholder reports. The Trust further confirms that the Preferred-Plus ETF no longer seeks to maintain relatively stable quarterly distributions and expects to revise its Prospectus disclosure accordingly.

Comment 3.The Staff notes that the “Statement of Changes in Net Assets” for the Dividend Performers ETF reflects the distribution of a return of capital for the year ended September 30, 2024. Please confirm that there is no reference to “yield” or “dividend” when describing distributions that may contain a return of capital in the Fund’s marketing materials, financials statements disclosures, and/or website disclosures as those terms may be misinterpreted as income.

Response:    The Trust confirms that it has deleted or is in the process of deleting any references to “yield” or “dividend” in those Dividend Performers ETF marketing materials that are in the control of the Fund, financials statements disclosures, and website disclosures in connection with the description of the Dividend Performers ETF’s distributions for the year ended September 30, 2024.

Comment 4.The Staff notes that each Fund has a unitary fee structure pursuant to which the Adviser is responsible for compensating the Funds’ service providers. Supplementally, please confirm that the Adviser is current with respect to all payments owed to the Fund’s service providers.

Response:    The Trust confirms that the Adviser is current with respect to all payments owed to the Fund’s service providers for which it is responsible.

Comment 5.The Staff notes that the Funds’ “Statements of Operations” and “Fees and Expenses of the Fund” tables reflect the payment of interest expense but do not include a corresponding explanation of such expense. For each Fund, please explain the origin of the interest expense and include similar disclosure in the Notes to Financial Statements for each Fund going forward consistent with ASC 235-10-50-1.

Response:    As part of its principal investment strategies, each Fund implements an options investment strategy designed to assist the Fund achieve its investment objective. In connection with the options investment strategies, each Fund may write an out-of-the-money short put option while simultaneously purchasing an out-of-the-money long put option. These investments may give rise to interest expense. The Trust confirms that in the future each Fund will include a similar explanation in its Notes to Financial Statements.

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If you have any questions regarding this correspondence or the responses herein, please do not hesitate to contact the undersigned at 608.716.8890.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary
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